

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 11, 2015

Man San Law
Chief Executive Officer
500.com Limited
500.com Building
Shenxianling Sports Center
Longgang District, Shenzhen 518115
The People's Republic of China

> **Re: 500.com Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 27, 2015**
> **File No. 001-36206**

Dear Mr. Law:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Chris Lin
       Simpson Thacher & Bartlett